UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ATHENEX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04685N103

(CUSIP Number)

Ben Tang and Frankie Chan

10/F., Fung House

19-20 Connaught Road Central

Hong Kong

Telephone: (852) 2526 0668

with copy to:

Donald R. Reynolds

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Telephone: (919) 781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685N103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Song-Yi Zhang
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 139,125(1)
	8.	Shared Voting Power 7,487,176(2)
	9.	Sole Dispositive Power 139,125(1)
	10.	Shared Dispositive Power 7,487,176(2)

[1]	Consists of 135,125 shares of common stock, par value $0.001 per share of Athenex, Inc. (the “Common Stock”) subject to options held by Song-Yi Zhang that vest within 60 days of April 16, 2018.
[2]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical Limited (“Mandra Medical”), (b) 181,818 shares of Common Stock held by iBase Ltd., (c) 678,880 shares of Common Stock held by Avalon Biomedical (Management) Limited (“Avalon”), (d) 287,176 shares of Common Stock held by Mandra Health Limited (“Mandra Health”) and (e) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.

CUSIP No. 04685N103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,626,301(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%(3)
14.	Type of Reporting Person IN, HC

[1]	Consists of 135,125 shares of Common Stock subject to options held by Song-Yi Zhang that vest within 60 days of April 16, 2018.
[2]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 181,818 shares of Common Stock held by iBase Ltd., (c) 678,880 shares of Common Stock held by Avalon, (d) 287,176 shares of Common Stock held by Mandra Health and (e) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.
[3]	Based on 63,492,667 shares of Common Stock outstanding as of March 16, 2018, as reported by Athenex, Inc. (the “Issuer”), in its 2017 Annual Report on Form 10-K (the “Form 10-K”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2018.

CUSIP No. 04685N103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mui Bing How Tammy
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,305,358(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,305,358(1)

[1]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 678,880 shares of Common Stock held by Avalon, (c) 287,176 shares of Common Stock held by Mandra Health and (d) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.

CUSIP No. 04685N103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,305,358(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%(2)
14.	Type of Reporting Person IN, HC

[1]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 678,880 shares of Common Stock held by Avalon, (c) 287,176 shares of Common Stock held by Mandra Health and (d) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.
[2]	Based on 63,492,667 shares of Common Stock outstanding as of March 16, 2018, as reported by the Issuer, in its Form 10-K filed with the SEC on March 26, 2018.

CUSIP No. 04685N103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Beansprouts Limited
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,305,358(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,305,358(1)

[1]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 678,880 shares of Common Stock held by Avalon, (c) 287,176 shares of Common Stock held by Mandra Health and (d) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.

CUSIP No. 04685N103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,305,358(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%(2)
14.	Type of Reporting Person CO, HC

[1]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 678,880 shares of Common Stock held by Avalon, (c) 287,176 shares of Common Stock held by Mandra Health and (d) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.
[2]	Based on 63,492,667 shares of Common Stock outstanding as of March 16, 2018, as reported by the Issuer, in its Form 10-K filed with the SEC on March 26, 2018.

CUSIP No. 04685N103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mandra Medical Limited
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization British Virgin Island

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,018,182(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,018,182(1)

[1]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 678,880 shares of Common Stock held by Avalon and (d) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.

CUSIP No. 04685N103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,018,182(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%(2)
14.	Type of Reporting Person CO, HC

[1]	Consists of (a) 6,302,700 shares of Common Stock held by Mandra Medical, (b) 678,880 shares of Common Stock held by Avalon and (d) 36,602 shares of Common Stock subject to options held by Avalon that vest within 60 days of April 16, 2018.
[2]	Based on 63,492,667 shares of Common Stock outstanding as of March 16, 2018, as reported by the Issuer, in its Form 10-K filed with the SEC on March 26, 2018.

CUSIP No. 04685N103

This Amendment No. 1 on Schedule 13D amends the statement on Schedule 13D, dated June 19, 2017, which relates to the Common Stock of the Issuer filed by:

Song-Yi Zhang

Mui Bing How Tammy

Beansprouts Limited (“Beansprouts”)

Mandra Medical Limited (“Mandra Medical”)

(collectively, the “Reporting Persons”).

Except as expressly amended below, the Schedule 13D, dated June 19, 2017 (the “Original Schedule 13D”), remains in effect and capitalized terms not defined herein are defined in the Original Schedule 13D.

Item 2.	Identity and Background.

(c) Avalon is an indirect wholly-owned subsidiary of Avalon Global Holdings Limited (“Avalon Global”). Mr. Zhang and Ms. Mui together indirectly own all of the outstanding interests in Mandra Medical, which owns 10.08% of the outstanding interests in Avalon Global. In addition, Mr. Zhang is the sole director and shareholder of iBase Limited and may be deemed to have sole voting and dispositive power with respect to the Shares held by iBase Limited.

Item 5.	Interest in Securities of the Issuer.

(a)

As of April 27, 2018, Mr. Zhang may be deemed to be the beneficial owner of 7,626,301 Shares (approximately 12% of the total number of Shares outstanding). These Shares are held for the following accounts:

A. 4,000 Shares directly held by Mr. Zhang and 135,125 Shares Mr. Zhang has the right to acquire upon the exercise of stock options that vest within 60 days of April 16, 2018;

B. 6,302,700 Shares held for the account of Mandra Medical;

C. 287,176 Shares held for the account of Mandra Health;

D. 181,818 Shares held for the account of iBase Limited; and

E. 678,880 Shares held for the account of Avalon and 36,602 Shares Avalon has the right to acquire upon the exercise of stock options that vest within 60 days of April 16, 2018.

As of April 27, 2018, Ms. Mui may be deemed to be the beneficial owner of 7,305,358 Shares (approximately 11.5% of the total number of Shares outstanding). These Shares are held for the following accounts:

A. 6,302,700 Shares held for the account of Mandra Medical;

B. 287,176 Shares held for the account of Mandra Health;

C. 678,880 Shares held for the account of Avalon and 36,602 Shares Avalon has the right to acquire upon the exercise of stock options that vest within 60 days of April 16, 2018.

As of April 27, 2018, Beansprouts may be deemed to be the beneficial owner of 7,305,358 Shares (approximately 11.5% of the total number of Shares outstanding). These Shares are held for the following accounts:

A. 6,302,700 Shares held for the account of Mandra Medical;

B. 287,176 Shares held for the account of Mandra Health;

C. 678,880 Shares held for the account of Avalon and 36,602 Shares Avalon has the right to acquire upon the exercise of stock options that vest within 60 days of April 16, 2018.

As of April 27, 2018, Mandra Medical may be deemed to be the beneficial owner of 7,018,182 Shares (approximately 11.1% of the total number of Shares outstanding). These Shares are held for the following accounts:

A. 6,302,700 Shares held for the account of Mandra Medical;

B. 678,880 Shares held for the account of Avalon and 36,602 Shares Avalon has the right to acquire upon the exercise of stock options that vest within 60 days of April 16, 2018.

The foregoing beneficial ownership percentage is based on 63,492,667 shares of Common Stock outstanding as of March 16, 2018, as reported by the Issuer, in its Form 10-K filed with the SEC on March 26, 2018.

CUSIP No. 04685N103

(b)	Number of Shares as to which the person has:

Mr. Zhang

(i)	Sole power to vote or direct the vote:	135,125
(ii)	Shared power to vote or direct the vote:	7,487,176
(iii)	Sole power to dispose or direct the disposition of:	135,125
(iv)	Shared power to dispose or direct the disposition of:	7,487,176

Ms. Mui

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	7,305,358
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	7,305,358

Beansprouts

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	7,305,358
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	7,305,358

Mandra Medical

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	7,018,182
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	7,018,182

CUSIP No. 04685N103

(c)	Each of the required transactions described in this Item 5(c) were reported on Forms 4 filed by Song-Yi-Zhang filed with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

Item 7.	Materials to be Filed as Exhibits.

7.01	Joint Filing Agreement.

7.02	Powers-of-Attorney (incorporated by reference from Exhibits 24.1, 24.2 and 24.3 to the Form 3 relating to the beneficial ownership of Shares of the Issuer filed by the Reporting Persons with the SEC on June 13, 2017).

CUSIP No. 04685N103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2018

*
Song-Yi Zhang

*
Mui Bing How Tammy

BEANSPROUT LIMITED

By:	*
Name:	Song-Yi Zhang
Title:	Director

MANDRA MEDICAL LIMITED

By:	*
Name:	Song-Yi Zhang
Title:	Director

* By:	/s/ Teresa Bair
Teresa Bair, as Attorney-in-Fact